Vic Devlaeminck
ATTORNEY - CPA

Licensed in
Oregon & Washington

10013 N.E. Hazel Dell Avenue
Suite 317
Vancouver, WA 98685

Telephone:(503) 806-3533

Email: vic@vicdevlaeminck.com

October 28, 2021

Mr. Donald Field
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

RE: Streamline USA, Inc.
    Offering Statement on Form 1-A – Response Letter

Mr. Field:

This letter is in response to your comments letter of September 30, 2021. Specifically:

1. We made clear labelling of all of the section headings and the table of contents, and corrected the page pagination and the centering, where needed, as to all "items" and subparts;

2) We revised the exhibits and added the charter, bylaws and auditor's consent;

3) We revised the signature page per your guidance;

4) We placed the necessary language concerning Rule 251(b) and Question 12.03 into the document at page 19;

5) We revised the document to add the missing sections as to the sections shown in number 5 of your letter;

6) We revised the cover page, per your guidance;

7) We eliminated footnotes, per your guidance;

8) We revised the section on risk factors to provide more particularity, per your guidance;

9) We revised the section on the description of the business, with the addition of significantly more detail;

10) With the auditor, we revised the section detailing the uses for which the net proceeds will be utilized;

11) We tracked the language and requirements as to the information required for the directors and officers section;

12) We revised the section on the securities being offered to provide the detail requested in your letter.

Company officials believe that they have been responsive to the comments contained in your letter through the amended filing as outlined here and have made no objection to any of your comments.

We, therefore, respectfully request qualification of the offering.

Should you need any further information or qualification, please do not hesitate to contact me.

Sincerely,

Vic Devlaeminck

Vic Devlaeminck
VD/wp